FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 11, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit

Press Release dated February 11, 2003

NDT VENTURES LTD.

PRESS RELEASE

February 11, 2003                                                                                                    #03-01

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT AND NAVIGATOR ACQUIRE OPTION ON LAND POSITION ON MELVILLE PENINSULA

NDT Ventures Ltd. (“NDT”; TSXV:NDE) and Navigator Exploration Corp. (“Navigator”; TSXV: NVR) are pleased to report that they have entered into an option agreement to explore approximately one million acres on the Melville Peninsula, located 850 km northwest of Iqaluit, Nunavut (see attached map). Navigator and NDT’s landholdings on the Melville Peninsula include ground between the recent AV-1 diamond discovery on the Aviat Project (see below) and De Beers Canada Exploration Inc.’s eight million acre Baffin Island property, as well as ultramafic occurrences mapped by the Geological Survey of Canada between 1976-77.  The nature of these ultramafic rocks is not known at the present time, but they appear to range in size from 100-150 to 400 m in diameter. The Navigator-NDT landholdings are located within 50 to 190 km of the AV-1 diamond discovery announced on February 3, 2003 (see below).

Under the terms of the agreement, Navigator and NDT may earn a 60% collective interest (30% interest each) in the properties from Northern Empire Minerals Ltd. (“Northern Empire”), Stornoway Ventures Ltd. (“Stornoway”) and Hunter Exploration Group (“Hunter”) by funding all permit acquisition costs (complete), issuing 100,000 shares and 100,000 warrants of each company and incurring $1 million in exploration costs. Navigator and NDT negotiated the option terms of the agreement and advanced all acquisition costs in December, 2002. The agreements were subject to receipt of the exploration permits and approval of the option terms by independent directors of each of Northern Empire, Stornoway, Navigator and NDT, both of which have now occurred.  The 100,000 warrants to be issued by each of Navigator and NDT are exercisable for one year at a price equal to 125% of the average of the closing prices of the relevant company’s shares for the five trading days after today.  The properties are subject to a two percent gross-overriding royalty, 50% of which Navigator and NDT can purchase for $3,000,000.

On February 3, 2003 Northern Empire, Stornoway and Hunter announced that diamonds had been recovered from two separate kimberlite occurrences on the Aviat Property, also located on the Melville Peninsula. AV-1, a kimberlite outcrop measuring 40 m by 8 m, returned a total of 228 diamonds from caustic fusion of a 186 kg composite sample of kimberlite collected at surface from across the entire exposure. A second kimberlite occurrence, consisting of a series of angular boulders identified approximately 2 km southwest of the AV-1 outcrop returned 92 diamonds from caustic fusion of a 43 kg sample. Regional diamond indicator mineral sampling conducted by Northern Empire, Stornoway and Hunter in 2002 suggests that additional kimberlite bodies may be present on Melville Peninsula.

Eira Thomas, President of Navigator stated, “The Melville Peninsula is virtually unexplored and there is a good chance that AV-1 represents the first of many discoveries in a brand new kimberlite province.”

Fred Hewett, President of NDT remarked, “This is a great opportunity for NDT to become involved in an exciting new grass-roots diamond exploration venture in northeastern Nunavut.”

Navigator and NDT are optimistic that systematic exploration could result in new kimberlite discoveries on their prospective new land packages as well.  Planning for the upcoming 2003 exploration season is now underway and will likely include diamond indicator mineral sampling, prospecting and airborne geophysics.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett" P.Eng.

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: February 11, 2003